Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

RANDGOLD RESOURCES REPORTS SIGNIFICANT RISE IN RESERVES AND RESOURCES

London, 2 April 2008 (LSE:RRS)(Nasdaq:GOLD) - Randgold Resources’ latest resource and reserve declaration, published today as part of its 2007 annual report, shows a significant increase in both asset categories.

At the attributable level, measured, indicated and inferred resources rose from 12.55 million ounces at the end of 2006 to 13.5 million ounces, while proved and probable reserves increased from 6.29 million ounces to 7.78 million ounces, net of depletion by mining of some 400 000 ounces during the past year. The increases are mainly attributable to continuing exploration at the company’s Loulo complex in Mali and at the Tongon project in Côte d’Ivoire, currently in the early stages of development as a new mine.

At Loulo, the Gara underground reserve, which will host the second underground mine at the four mine complex, was extended to the south at depth. Loulo’s total resource base rose to 11.94 million ounces and proved and probable reserves to 7.4 million ounces.

At Tongon, the completion of 30 000 metres of diamond drilling during the year increased the resource base to more than 4 million ounces. Of this amount, indicated resources now form 83% of the total in-pit resource. The total probable reserves, based on the feasibility resource, stand at 1.61 million ounces with a further 1.17 million ounces of potentially mineable in-pit resource. The upgrade of the majority of the resources to indicated status at year end is expected to produce significant increases in declared reserves. Open pit optimisations are currently underway to confirm the updated reserve and are expected to be published with the company’s first quarter results on 6 May. Meanwhile, drilling continues to test strike and depth extensions as well as exploring mineralised targets close to Tongon.

Chief executive Mark Bristow said the continuing expansion of the company’s reserve base provided a solid foundation for its forecast of a 50% growth in production by 2011.

RESOURCE AND RESERVE DECLARATION at 31 December 2007 (abridged)

MINE/PROJECT	Category	Tonnes (Mt) 2007	Grade (g/t) 2007	Gold (Moz) 2007	Attributable Gold (Moz)
MINERAL RESOURCES
Loulo					80%
Measured and Indicated		63.95	4.62	9.51	7.61
Inferred		25.90	2.92	2.43	1.95
Morila					40%
Measured and Indicated		22.95	2.19	1.62	0.65
Inferred		0.83	3.05	0.08	0.03
Tongon					76.5%
Indicated		41.96	2.37	3.20	2.45
Inferred		12.99	2.56	1.07	0.82
Total Measured and Indicated		128.86	3.46	14.32	10.70
Total Inferred		39.72	2.81	3.58	2.80
ORE RESERVES
Loulo
Proved and Probable		54.42	4.23	7.40	5.92
Morila
Proved and Probable		23.06	2.13	1.58	0.63
Tongon
Probable		21.88	2.29	1.61	1.23
Total Proved and Probable		99.36	3.31	10.59	7.78

ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 20 7557 7730 +44 779 614 4438	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgoldresources@dpapr.com

Website: www.randgoldresources.com

DISCLAIMER: Statements made in this document with respect to Randgold Resources’ current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the ‘SEC’) on 25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the ‘SEC’ permits companies, in their filings with the ‘SEC’, to disclose only proven and probable ore reserves. We use certain terms in this release, such as “resources”, that the ‘SEC’ does not recognise and strictly prohibits us from including in our filings with the ‘SEC’. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.